Exhibit 99. 24

Rio Tinto agrees sale of Hail Creek and Valeria to Glencore for $1.7 billion

20 March 2018

Rio Tinto has entered into a binding agreement with Glencore for the sale of its entire interests in the Hail Creek coal mine and the Valeria coal development project in Queensland, Australia, for $1.7 billion.

The sale includes Rio Tinto’s 82.0 per cent interest in the Hail Creek operating mine and its 71.2 per cent interest in the Valeria project.

Rio Tinto chief executive J-S Jacques said “The sale of Hail Creek and Valeria delivers compelling value for our shareholders and continues our strategy of strengthening our portfolio, focusing on highest returns, maintaining a strong balance sheet and allocating capital to the highest value opportunities.

“We expect that Hail Creek will continue to perform strongly under its new owner, securing long-term jobs and continuing its contribution to the State of Queensland.”

The transaction is subject to customary conditions precedent being satisfied, including the receipt of regulatory approvals from Australia’s Foreign Investment and Review Board, the Queensland Government and applicable foreign competition authorities.

Subject to all regulatory approvals and other conditions precedent being satisfied, completion is expected in the second half of 2018. The funds will be used for general corporate purposes.

Rio Tinto anticipates that Australian income tax will be payable on sale proceeds which are in excess of the cost base of the assets at completion. The currently estimated tax payable is in the order of $300 million, however the quantum of tax payable will depend on the final proceeds (after taking into account working capital adjustments), the tax cost base at completion and the total of capital gains and losses realised by the Rio Tinto Australian tax consolidated group as at 31 December 2018.

There is a separate process underway to sell Rio Tinto’s remaining Australian coal assets. Rio Tinto will update the market on this process as appropriate.

About the Assets*

The Hail Creek Complex is located in the northern Bowen Basin, 120km south-west of Mackay, in central Queensland and comprises the Hail Creek, Lake Elphinstone and Mount Robert tenements. Hail Creek is a large scale open cut mining operation which commenced production in 2003.

In 2017 the Hail Creek mine produced 9.4 million tonnes of saleable coal, comprising 5.25 million tonnes of hard coking coal and 4.13 million tonnes of thermal coal.  At 31 December 2017, Rio Tinto reported marketable reserves for Hail Creek of 142 million tonnes and mineral resources of 601 million tonnes.  The combined mineral resources at Lake Elphinstone and Mount Robert were 193 million tonnes.

Valeria is a large undeveloped coal project located in the central Bowen Basin, approximately 40km north-west of Emerald. The Valeria tenements contain 762 million tonnes of coal mineral resources. Once developed, Valeria is expected to produce high energy, low ash thermal and coking coal products.

In the 2017 financial year Rio Tinto’s attributable share of Hail Creek made a pre-tax profit of US$357 million and, including the Valeria resource, had gross assets of US$859.1 million at 31 December 2017.

*Note – production, ore reserves and mineral resources:

Production, marketable reserves and mineral resources tonnages are shown on a 100 percent basis

The estimate of total marketable reserves for Hail Creek was reported on page 228 of the Rio Tinto 2017 Annual Report, released to the market on 2 March 2018 and available on www.riotinto.com. The Competent Person responsible for this reserve estimate was Mr Andrew Prentice AusIMM.

The estimate of mineral resources for Hail Creek, Lake Elphinstone and Mount Robert was reported to the market on page 234 of the Rio Tinto 2017 Annual Report, released to the market on 2 March 2018 and available on www.riotinto.com. The Competent person responsible for this resource estimate was Mr Angus McIntyre AusIMM.

The estimate of mineral resources for Valeria was reported to the market on page 234 of the Rio Tinto 2017 Annual Report, released to the market on 2 March 2018 and available on www.riotinto.com. The Competent person responsible for this resource estimate was Dr Richard Ruddock AusIMM.

Rio Tinto is not aware of any new information or data that materially affects the above estimates as reported in the 2017 Annual Report and confirms that all material assumptions and technical parameters underpinning these estimates continue to apply and have not materially changed. The form and context in which each Competent Person’s findings are presented have not been materially modified.

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